Fitness Champs Holdings Limited

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

September 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Fitness Champs Holdings Limited (the “Company”)
Registration Statement on Form F-1 Submitted September 9, 2024
CIK No. 0002023796

Ladies and Gentlemen:

We submitted the Company’s Registration Statement on Form F-1 today to provide additional details regarding the offering.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

Fitness Champs Holdings Limited

By:	/s/ Joyce Lee Jue Hui
Joyce Lee Jue Hui
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood